[Letter head of Willkie Farr & Gallagher LLP]

January 18, 2007

VIA EDGAR AND BY HAND

Celeste M. Murphy, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers and Acquisitions
Washington, D.C. 20549-3628
Facsimile: (202) 772-9203

Re:
ElkCorp Schedule TO-T filed December 20, 2006 by Building Materials Corporation of America
File No. 005-02742

Dear Ms. Murphy:

This letter is submitted on behalf of Building Materials Corporation of America ("BMCA") in response to the comments of the Staff of the Office of Mergers and Acquisitions (the "Staff"), Division of Corporate Finance, of the Securities and Exchange Commission (the "Commission") as set forth in your letter to Mr. Steven A. Seidman of this office dated January 5, 2007 (the "January 5 Letter"), regarding the Schedule TO-T (file number 005-02742) filed with the Commission on December 20, 2006 (as amended, the "BMCA Schedule TO"), and the related Offer to Purchase for cash (the "BMCA Offer to Purchase") all outstanding shares of Common Stock (the "Shares"), par value $1.00 per share of ElkCorp (the "Company") dated December 20, 2006.

On January 16, 2006, the Company announced that it had entered into an amended and restated merger agreement with affiliates of The Carlyle Group pursuant to which such affiliates would launch a tender offer for the Shares on or before January 18, 2006. As a result of that announcement and in accordance with Section 14(7) of the BMCA Offer to Purchase, BMCA has filed with the Commission on the date hereof an amendment to the BMCA Schedule TO terminating the BMCA Offer to Purchase. Also on the date hereof, BMCA Acquisition Inc. and BMCA Acquisition Sub Inc. (the "Purchaser") have filed with the Commission a Schedule TO-T and a related Offer to Purchase for cash (the "New Offer to Purchase") all outstanding Shares of the Company. In preparing the New Offer to Purchase, the Purchaser endeavored to address all of the Staffs comments set forth in the January 5 Letter.

For reference purposes, excerpts from the text of the Staff's January 5, 2007 letter have been reproduced with the responses of BMCA indicating how the Purchaser addressed each comment in the

New Offer to Purchase set forth after each comment. All references to the Purchaser adding, deleting, revising or modifying statements in the New Offer to Purchase are meant to illustrate differences between the New Offer to Purchase and the BMCA Offer to Purchase.

Schedule TO-T
The Offer to Purchase, i

1.
Comment:    Please amend your disclosure, in describing the Section 203, the Rights and Article Thirteenth Conditions, at the front of the document to briefly state the actions that the board would need to take to satisfy such conditions, as described starting on page 9, and that these conditions, like all others, must be satisfied or waived prior to expiration of the offer, as stated on page 13.

Response:    As requested, in the New Offer to Purchase the Purchaser has modified the statement of conditions to the Offer on the cover page from those of the BMCA Offer to Purchase to clarify the actions that the Company Board would need to take to satisfy such conditions and that these conditions must be satisfied or waived prior to the expiration of the offer:

"THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER SUCH NUMBER OF SHARES OF COMMON STOCK (THE "SHARES") OF ELKCORP (THE "COMPANY") THAT, WHEN ADDED TO THE SHARES ALREADY BENEFICIALLY OWNED BY BUILDING MATERIALS CORPORATION OF AMERICA (INCLUDING ANY SUCCESSOR THERETO, THE "PURCHASER") SHALL CONSTITUTE A MAJORITY OF THE SHARES OUTSTANDING, ON A FULLY DILUTED BASIS, (2) THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD") ADOPTING A RESOLUTION PROVIDING THAT THE COMPANY WILL NOT BE SUBJECT TO SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW OR THAT THE OFFER AND THE PROPOSED SECOND STEP MERGER DESCRIBED HEREIN (THE "PROPOSED MERGER") ARE EXEMPT THEREFROM OR THE PURCHASER BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT, AFTER THE CONSUMMATION OF THE OFFER, SECTION 203 WILL BE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (3) THE COMPANY BOARD AMENDING THE COMPANY'S SHAREHOLDER RIGHTS PLAN TO RENDER THE PREFERRED STOCK PURCHASE RIGHTS ISSUED THEREUNDER INAPPLICABLE TO THE OFFER AND PROPOSED MERGER OR BY ACTING TO REDEEM THE SERIES A PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS, OR THE PURCHASER BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT THE PREFERRED STOCK PURCHASE RIGHTS ARE INVALID OR OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, AND (4) THE COMPANY BOARD ADOPTING A RESOLUTION APPROVED BY MORE THAN 2/3 OF THE DIRECTORS OF THE

COMPANY APPROVING THE ACQUISITION OF ADDITIONAL SHARES BY THE PURCHASER PURSUANT TO THE OFFER AND THE PROPOSED MERGER FOR THE PURPOSES OF ARTICLE THIRTEENTH OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION, OR THE PURCHASE BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT THE PROVISIONS OF ARTICLE THIRTEENTH ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER. THESE CONDITIONS, LIKE ALL OTHERS, MUST BE SATISFIED OR WAIVED PRIOR TO THE EXPIRATION OF THE OFFER. SEE SECTIONS 1 AND 14 FOR MORE INFORMATION."

Summary, page 1

2.
Comment: Please delete the statement that your summary "is qualified in its entirety" by the more detailed information included in the offer document. The summary must describe the most material terms of the proposed transaction and provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. It is an overview of all material terms that are presented in the accompanying documents provided to the security holders and should be complete in this respect. Please see Item 1001 of Regulation M-A.

Response:    As requested, in the New Offer to Purchase the Purchaser deleted the statement contained in the BMCA Offer to Purchase that the summary "is qualified in its entirety" by more detailed information in the offering document. The Purchaser believes that it has complied with the requirements of Item 1001 of Regulation M-A and included an overview of all material terms in the summary. The second sentence in the first paragraph of the Summary Term Sheet in the New Offer to Purchase will read as follows:

"This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the fuller terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal."

What are the "Rights" and why are they important? Page 2

3.
Comment: We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. In this regard, revise the disclosure throughout your offer document to include a standard of reasonableness in lieu of purchaser's "sole discretion" or "sole judgment."

Response:    The Purchaser intends to use a standard of reasonableness in determining whether or not a condition to the Offer is satisfied. In response to the Staff's comment, in the New Offer to Purchase the Purchaser has replaced references made in the BMCA Offer to Purchase to "sole discretion" and "sole judgment" that are used in connection with the conditions of the offer with "reasonable discretion" and "reasonable judgment".

4.
Comment: Please summarize, in bullet point two how the Rights will be redeemed or otherwise made inapplicable to you and the timing, prior to expiration, in which this must occur to satisfy your offer condition.

Response:    In response to the Staff's comment, the Purchaser has added the following as a new second sentence in the second bullet point under "What are the "Rights" and why are they important?" in the Summary Term Sheet of the New Offer to Purchase:

"The Company Board can satisfy this condition, prior to the expiration of the Offer, by amending the Company's Shareholder Rights Plan to render the Rights inapplicable to the Offer and the Proposed Merger or by acting to redeem the Rights."

What are the conditions to the Offer? Page 3

5.
Comment: We refer to the first subpart of your first bullet point. Please clarify the number and percentage of shares that you currently hold and those that you require to be tendered to you in this offer to satisfy this offer condition. We note your disclosure on page 8.

Response:    In response to the Staff's comment, the Purchaser has revised the first bullet point under "What are the conditions to the Offer?—The conditions to the Offer are:" in the Summary Term Sheet of the New Offer to Purchase from that set forth in the BMCA Offer to Purchase to reads as follows:

"There being validly tendered and not withdrawn prior to the expiration of the Offer 9,149,284 Shares, which represents approximately 40.6% of the Shares outstanding on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options warrants, or rights (other than the Rights)), that, when added to the 2,123,800 Shares, which represents approximately 9.4% of the Shares outstanding on a fully diluted basis, already owned by us, shall constitute a majority of the Shares outstanding on a fully diluted basis on the date the Offer expires (the "Minimum Tender Condition");"

Determination of Validity, page 20

6.
Comment: We note your statements that your "interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties." Further, you make this assertion in several other places in your offer document, including but not limited to the penultimate paragraph of the conditions to the Offer section. Please revise these sentences to more precisely define their scope. It appears that your interpretation of the terms and conditions of the Offer may not necessarily be final and binding on all parties. For example, while you may assert a position, when parties contest matters, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your offer document.

Response:    The Purchaser has reviewed the use of the "final and binding" terminology in the BMCA Offer to Purchase and, in response to the Staff's comment, has deleted all references to "final and" in the New Offer to Purchase and added a statement to the New Offer to Purchase to more precisely define the scope of the Purchaser's interpretation of the terms and conditions of the Offer. The Purchaser has added the following statement as a new last sentence to the penultimate paragraph in Section 14—Certain Conditions to the Offer—of the New Offer to Purchase:

"As in the case of all contracts and offers, any binding interpretations of the terms and conditions of the Offer by the Purchaser shall be subject to the review of courts of competent jurisdiction under applicable law."

Certain Information Concerning the Company, page 24

7.
Comment: Please note that the only public reference facility maintained by the Commission is located in Washington, D.C.

Response:    In response to the Staff's comment, the Purchaser has deleted the reference to the Commission's regional office in New York, New York in Section 8—Certain Information Concerning the Company—of the New Offer to Purchase and in Section 9—Certain Information Concerning the Purchaser and its Affiliates—of the New Offer to Purchase.

Certain Conditions to the Offer, page 41

8.
Comment: In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. Please revise the disclosure in the last bullet of condition (1) to define the material diminution in benefits expected to be derived by you or any of your affiliates, to make this condition capable of objective verification, in accordance with our position.

Response:    The condition described in the last bullet point of condition (1) in Section 14—Certain Conditions to the Offer—in both the BMCA Offer to Purchase and the New Offer to Purchase is comparable to a traditional material adverse change condition except that it specifically addresses material adverse changes to integration synergies. The Purchaser is a strategic acquirer and, as a result, expects to realize certain benefits upon the integration of the two businesses. The Purchaser has factored in these benefits into its new offer price of $42 per share. Similar to the manner of verification of a traditional material adverse change condition, the Purchaser must demonstrate the existence of any event that would cause a material adverse change to the synergies it expects to realize. The Purchaser believes that the condition, as currently described in the New Offer to Purchase, appropriately conveys that if a legal event occurs that would cause a material diminution in integration synergies, the Purchaser would not be obligated to close the tender offer.

Certain Conditions to the Offer, page 41

9.
Comment: In the third to last and penultimate paragraphs in this section, the phrase "regardless of the circumstances (including any action or inaction by the Purchaser or any affiliate of the Purchaser) giving rise to any such conditions" states that you may assert an Offer condition even when the condition is "triggered" by your own action or inaction. Please revise to delete the parenthetical in accordance with our position described in the preceding comment.

Response:    While the Purchaser considers the parenthetical to be illustrative of certain circumstances and believes that the inclusion of the parenthetical in no way changes the meaning of the sentence, as requested, the Purchaser has deleted parenthetical references to "(including any action or inaction by the Purchaser or any affiliate of the Purchaser)" in the third to last and penultimate paragraphs of Section 14—Certain Conditions to the Offer—in the New Offer to Purchase.

*    *    *    *    *

        Should members of the Staff have any questions or require any additional information, they should call the undersigned at (212) 728-8755 or Maurice M. Lefkort of this office at (212) 728-8239.

Sincerely,

/s/ Suzanne R. Sylvester Suzanne R. Sylvester, Esq.
cc:
David Millstone
Jason Pollack, Esq.
Maurice M. Lefkort, Esq.
Michael A. Schwartz, Esq.